Exhibit 21

AÉROPOSTALE, INC.
SUBSIDIARIES OF REGISTRANT
AS OF JANUARY 30, 2016

Name of Subsidiary	Place of Incorporation or Formation

Aéropostale West, Inc.	Delaware
Jimmy'Z Surf Co., LLC	Delaware
Aéropostale Canada Corp.	Nova Scotia
Aero GC Management LLC	Virginia
Aéropostale Puerto Rico, Inc.	Puerto Rico
P.S. from Aéropostale, Inc.	Delaware
Aéropostale Licensing, Inc.	Delaware
Aéropostale Procurement Company, Inc.	Delaware
GoJane LLC	Delaware
Aéropostale Holdings, Inc.	Delaware